National Lampoon, Inc. Announces Final Results of Tender Offer
Relating to the Exercise of Warrants

Los Angeles, CA  - August 8, 2008 -  National Lampoon, Inc. (AMEX:NLN), the most widely recognized brand in comedy, announced today the final results of its tender offer, which expired at 9:00 p.m., Pacific time, on August 6, 2008.  The offer was made to holders of warrants issued in conjunction with the sale of the Company’s Series B and Series C Convertible Preferred Stock.  The Company raised a total of $927,598 from proceeds received as a result of the exercise of warrants covering 522,590 shares of common stock.  The tender offer was undertaken as part of a plan submitted by the Company to the American Stock Exchange on March 27, 2008 to regain compliance with its continued listing standards.  Nineteen holders of the warrants which were the subject of the tender offer properly, and not conditionally, exercised the warrants in accordance with the terms of the offer and did not withdraw prior to the expiration of the offer.

“We believe that this offering will result in strengthening our balance sheet and is a real show of support from our investor base.  We had almost total participation in the offering, which was priced at a 28% premium to current market value,” stated Daniel Laikin, National Lampoon Chief Executive Officer.  “We believe that we are taking the steps necessary to build a valuable media company, in both the online world and the traditional media space, to grow our business and revenue and to maximize shareholder value.”

About National Lampoon, Inc.

National Lampoon, Inc. (AMEX: NLN) has been a dominant force in the US comedy world for almost 40 years, and is currently active in a broad array of media and entertainment segments.  These include feature films, television programming, online and interactive entertainment, home video, audio, and book publishing.  The Company also owns interests in all major National Lampoon properties, including “National Lampoon’s Animal House”, the “National Lampoon Vacation” series and “National Lampoon’s Van Wilder”.  National Lampoon reaches nearly one in four of all 18 to 24 year old college students in America today.  The Company has three operating divisions: National Lampoon Films, which includes production along with theatrical and video distribution of feature films; College Marketing Division; and National Lampoon Networks, providing humor content through a number of platforms.  These include its National Lampoon College TV network, the National Lampoon Humor Network - the most trafficked humor sites on the web, Toga TV.com - the company’s broadband channel, the Drunk University Network, the new ZAZ Network, and the National Lampoon Video Network, which includes channels on YouTube, AOL, Yahoo, Joost, and a number of digital video platforms across the Internet.  These are all anchored by the award winning comedy website www.nationallampoon.com

Contacts:
NATIONAL LAMPOON
Press:
Alastair Duncan/Dawn Miller
(310) 300 0950 x 223/231
aduncan/dmiller@LCOonline.com
or
IR Contact:
Howard Gostfrand/David Sasso, 305-918-7000
info@amcapventures.com
www.amcapventures.com